Exhibit 99.3

AKARI THERAPEUTICS PLC

ANNUAL REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31 DECEMBER 2020

Registered in England and Wales, number: 05252842

AKARI THERAPEUTICS PLC

CONSOLIDATED ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2020

CONTENTS	Page

Officers and professional advisers	1

Directors’ report	2 – 5

Strategic Report	6 – 12

Director’s Remuneration Report	13 – 26

Independent Auditor’s report to the shareholders of Akari Therapeutics Plc	27 – 30

Consolidated statement of comprehensive loss	31

Consolidated statement of financial position	32

Parent company statement of financial position	33

Consolidated statement of changes in equity	34

Parent company statement of changes in equity	35

Consolidated statement of cash flows	36

Parent company statement of cash flows	37

Notes to the report and financial statements	38-56

AKARI THERAPEUTICS PLC

OFFICERS AND PROFESSIONAL ADVISERS

FOR THE YEAR ENDED 31 DECEMBER 2020

Directors	R Prudo-Chlebosz
C Richardson
J Hill
S Ungar
D Byrne
D Williams
M Grissinger
P Feldschreiber

Secretary	Prism Cosec Limited

Registered Office	Highdown House,
Yeoman Way,
Worthing,
West Sussex
BN99 3HH

Independent Auditors	Haysmacintyre LLP
10 Queen Street Place
London
EC4R 1AG

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company”, the “Group” and similar designations refer to Akari Therapeutics, Plc and its subsidiaries. All references to “parent company” refer to Akari Therapeutics, Plc excluding its subsidiaries.

The directors present their report and the audited financial statements for the year ended 31 December 2020.

PRINCIPAL ACTIVITY

The principal activity of the Group is developing treatments for acute and chronic inflammation, specifically through the inhibition of the complement and leukotriene pathways. Each of these systems has scientifically well-supported causative roles in the diseases being targeted by the Company. Management believes that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

DIRECTORS

The directors who served the Company during the year and up to the date of signing the Annual Report were as follows:

R Prudo-Chlebosz

C Richardson

J Hill

S Ungar

D Byrne

D Williams

M Grissinger

P Feldschreiber

SUPPLIER PAYMENT POLICY

It is the Group’s policy to agree to commercial terms with its suppliers prior to purchase of goods or services. The Group negotiates favourable payment terms where possible.

POLITICAL/CHARITABLE DONATIONS

There were no political or charitable contributions made by the Group during the year ended 31 December 2020 (2019: $nil).

STAFF POLICY

The Group is committed to a policy of recruitment and promotion on the basis of aptitude and ability. Applications for employment by disabled persons are given full and fair consideration having regard to their particular aptitudes and abilities. Where existing employees become disabled, it is the Group’s policy, wherever possible, to provide continuing employment under normal terms and conditions and to provide training, career development and promotion wherever appropriate.

DIRECTORS INDEMNITY

The Company’s Articles of Association provide, subject to the provisions of UK legislation, an indemnity for directors and officers of the Company in respect of liabilities they may incur in the discharge of their duties or in the exercise of their powers, including any liabilities relating to the defence of any proceedings brought against them which relate to anything done or omitted, or alleged to have been done or omitted, by them as officers or employees of the Company.

Appropriate directors and officer’s liability insurance cover is in place in respect of all Company directors.

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

GREENHOUSE GAS EMISSIONS

The Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013 require quoted companies to report on the greenhouse gas emissions for which they are responsible. We are a company with a small number of employees. We have serviced offices and we currently outsource our research, development, testing and manufacturing activities. As a result, we do not emit greenhouse gases from our own activities, nor do we purchase electricity, heat or steam for our own use. (Scope 1 and scope 2 disclosures). Accordingly, there are no greenhouse gas emissions to report from the Company’s operations, nor does it have responsibility for any other emissions. Further, for the same reason, the Company considers that it is a ‘low energy user’ under the Streamlined Energy & Carbon Reporting regulations and therefore a disclosure on energy and carbon emissions is not required.

AUDITORS

Haysmacintyre LLP have indicated their willingness to continue in office as auditor for another year. In accordance with section 489 of the Companies Act 2006, a resolution proposing that Haysmacintyre LLP be reappointed as auditors of the Company will be put to the Annual General Meeting.

SUBSTANTIAL SHAREHOLDERS

On 31 December 2020 the following shareholders held an interest of 3% or more of the ordinary share capital of the Company:

	Ordinary shares of $0.0001	% of issued share capital
RPC Pharma Limited (1)	809,977,100	21.0%
PranaBio Investments, LLC (2)	249,238,600	6.4%
Aspire Capital Fund, LLC (3)	758,720,200	19.3%
Yasumitsu Shigeta (4)	123,006,300	3.2%

(1)	The principal business office of RPC Pharma Limited is c/o Landmark Fiduciare (Suisse) SA, 6 Place des Eaux-Vives, P.O. Box 3461, Geneva, V8 1211, Switzerland.

(2)	Represents the entire holdings of Pranabio Investments, LLC and includes warrants to purchase 32,500,000 ordinary shares (equivalent to 325,000 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 30,000,000 ordinary shares (equivalent to 300,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025. Pranabio Investments, LLC is a Texas limited liability company. Samir R. Patel is the managing member and has sole voting and investment power with respect to the shares.

(3)	Represents the holdings of Aspire Capital Fund, LLC and includes warrants to purchase 26,315,800 ordinary shares (equivalent to 263,158 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 58,823,500 ordinary shares (equivalent to 588,235 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on March 3, 2025. Aspire Capital Partners LLC (“Aspire Partners”) is the Managing Member of Aspire Capital Fund, LLC (“Aspire Fund”). SGM Holdings Corp (“SGM”) is the Managing Member of Aspire Partners. Mr. Steven G. Martin (“Mr. Martin”) is the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Erik J. Brown (“Mr. Brown”) is the president and sole shareholder of Red Cedar Capital Corp (“Red Cedar”), which is a principal of Aspire Partners. Mr. Christos Komissopoulos (“Mr. Komissopoulos”) is president and sole shareholder of Chrisko Investors Inc. (“Chrisko”), which is a principal of Aspire Partners. Mr. William F. Blank, III (“Mr. Blank”) is president and sole shareholder of WML Ventures Corp. (“WML Ventures”), which is a principal of Aspire Partners. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank may be deemed to be a beneficial owner of ADSs by Aspire Fund. The principal business office of Aspire Partners is 155 North Wacker Drive, Suite 1600, Chicago IL 60606. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank disclaims beneficial ownership of the ADSs held by Aspire Fund.

(4)	The principal business office of Yasumitsu Shigeta is XYMAX Kamiyacho Building 8/F, 5-12-13 Toranomon, Minato-ku, Tokyo 105-0001, Japan.

As at 31 December 2020 no other person had reported an interest of 3% or more in the Company’s ordinary shares.

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

CORPORATE GOVERNANCE

The Group is not required to implement the provisions of the UK Corporate Governance Code (the “Code”).

Regular board meetings are held and the Executive Directors are heavily involved in the day to day running of the business. The Board of Directors meets regularly and is responsible for formulating strategy, monitoring financial performance and approving material items of expenditure.

GOING CONCERN

The Group meets its day-to-day working capital requirements through funding. In assessing the Company’s ability to continue as a going concern, Management has prepared financial forecasts covering at least the next twelve months from the date of approval of the financial statements.

The Group’s forecast and projections, show that at present, the Group has insufficient working capital to fulfil its current business plan without the Group raising additional capital.

We plan to raise additional funds from external sources and/or from Aspire Capital with which the Group has approximately $22,000,000 remaining of the total $30,000,000 commitment to drawdown in the form of equity funding as of 4 June 2021. In our assessment, the remaining availability of funds under the Aspire facility, together with our expectation of the Group’s ability to raise capital from other fundraising sources and generate cash in the form of R&D tax cash credit could extend the Group’s ability to fund operations into June 2022 without any subsequent adjustment to the preliminary forecast. The Group currently intends to pursue other external fundraising sources within the fiscal year 2021, although securing such fundraising is subject to uncertainty.

Therefore, based on the availability of funds under the Aspire facility, and ability to reduce both R&D and other administrative expenditure costs significantly if so required, management believes the Group’s financial prospects are sufficient to fund future operations for at least the next twelve months.

Ultimately, the Group will require additional capital in order to develop and commercialise our current product candidates or any product candidates that we acquire, if any, particularly for the period beyond the next twelve months. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

These matters indicate the existence of conditions that give rise to a material uncertainty (specifically, the reliance on fundraising, which is not guaranteed, to facilitate the Group's operating activities) which may cast significant doubt on the Group's ability to continue as a going concern. Notwithstanding these uncertainties, the Directors have concluded that there is a reasonable expectation that the Group has the ability to continue to raise such funding and therefore consider it appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Group was unable to continue as a going concern.

SUBSEQUENT EVENTS

Events occurring after the year end and required to be disclosed are detailed in note 20 of the notes to the financial statements.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare Group and Parent company financial statements for each financial year. Under that law the directors have elected to prepare the Group and Parent company financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and the profit or loss of the Group for that period.

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 2006 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. The Parent company financial statements are required by law to give a true and fair view of the state of affairs of the Parent company.

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

In preparing these financial statements the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	state whether they have been prepared in accordance with IFRS as adopted by the EU subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and Parent company and to enable them to ensure that the financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They have general responsibility for taking such steps as are reasonably open to safeguard the assets of the Group and Parent company and to prevent and detect fraud and other irregularities.

The directors consider that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

DISCLOSURE OF INFORMATION TO AUDITORS

So far as each of the directors is aware at the time the report is approved:

•	there is no relevant audit information of which the Group’s auditors are unaware; and

•	the directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information

This report was approved by the board on 4 June 2021 and signed on its behalf.

Clive Richardson

Director

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

REVIEW OF BUSINESS

We are a clinical-stage biopharmaceutical company focused on developing treatments for acute and chronic inflammation, specifically through the inhibition of the complement and leukotriene pathways. Each of these systems has scientifically well-supported causative roles in the diseases being targeted by us. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Ticks have undergone 300 million years of natural selection to produce inhibitors that bind tightly to key highly-conserved inflammatory mediators, are generally well tolerated in humans, and remain fully functional when a host is repeatedly exposed to the molecule. Our molecules are derived from these inhibitors.

Our lead product candidate, nomacopan inhibits both terminal complement activation and leukotriene B4, or LTB4. It inhibits terminal complement activation by tightly binding to C5 and preventing its cleavage and activation by complement. It inhibits LTB4 by capturing the fatty acid within the body of the nomacopan protein. By preventing C5 activation of complement nomacopan can stop formation of the anaphylatoxin C5a which activates cells, including granulocytes and T and B cells, via two G protein coupled receptors, or GPCRs, and also prevents formation of the membrane attack complex, or MAC which activates cells including endothelial cells. C5a and the MAC cause and maintain a proinflammatory and prothrombotic state. LTB4 also activates cells via two separate GPCRs and can independently cause and maintain a proinflammatory state. The importance of nomacopan’s (formerly Coversin) dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated, for example terminal complement activation can be induced by IgG, IgM, carbohydrates and damage associated molecular patterns and LTB4 synthesis can be induced by engagement of Fc gamma receptors, cytokines, toll-like receptors, C5a and MAC.

Nomacopan is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Nomacopan has received orphan drug status from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for paroxysmal nocturnal hemoglobinuria, or PNH, Guillain Barré Syndrome, or GBS, high-risk hematopoietic stem cell transplant-associated thrombotic microangiopathy, or HSCT-TMA, and bullous pemphigoid, or BP.   Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received. We intend to apply in the future for orphan drug designation in additional indications we deem appropriate.

We have received Fast Track designation from the FDA for the investigation of nomacopan for the treatment of patients with moderate and severe BP, for treatment of pediatric HSCT-TMA and for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance. The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs that receive this designation benefit from more frequent communications and meetings with the FDA to review the drug’s development plan including the design of the proposed clinical trials, use of biomarkers and the extent of data needed for approval. Drugs with Fast Track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met.

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid, or BP, pediatric HSCT-TMA, and as well as inflammatory conditions in the eye and lung including dry eye, dry AMD and COVID-19 pneumonia. Our clinical programs are in different stages of development ranging from Phase I to Phase III.

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

RESULTS AND DIVIDENDS

Research and development expenses for the year ended 31 December 2020 were approximately $12,192,000 (2019: $16,646,000). This $4,454,000 decrease is primarily due to decreased expenditure relating to clinical trials related to the halting of the AKC study and the delay of the start of the HSCT-TMA study.

Administrative expenses for the year ended 31 December 2020 were approximately $7,910,000 (2019: $8,291,000). This $381,000 decrease was primarily due to favorable foreign currency movements.

Net cash used in operating activities for the year ended 31 December 2020 was $16,951,000 (2019: $12,257,000). Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support nomacopan, including manufacturing, clinical trial and preclinical activities.

Net cash provided by financing activities was $25,074,000 (2019: $$11,987,000).

Cash and cash equivalents increased to approximately $14,056,000 at 31 December 2020 (2019: $5,732,000).

The Group made a loss of $17,597,000 (2019: $21,764,000). The loss for the Group is in line with the expected performance and the Directors are satisfied with the results for the year.

No dividends were paid during the year (2019: $Nil) and the directors do not propose a final dividend.

PRINCIPAL RISKS AND UNCERTAINTIES

Financing

The Group requires additional funding to continue its future operations and planned research and development activities. The directors recognise that the Group may not be able to obtain financing on favourable terms and the terms of the Group’s finance arrangements may be dilutive. The Group may also seek additional funding through arrangements with collaborators and other third parties. These types of arrangements may require the Group to relinquish rights to internally developed technology, product candidates or products. If the Group is unable to obtain additional funding on a timely basis, the Group may be required to curtail or terminate some or all of its research or development programs, including some or all of its product candidates. Additionally, the report of the Group’s statutory audit firm on its financial statements for the period ended December 31, 2020, includes an explanatory paragraph raising substantial doubt about its ability to continue as a going concern as a result of recurring losses from operations and net capital deficiency. The Group’s future is dependent upon its ability to obtain financing in the future. This opinion could materially limit the Group’s ability to raise funds.

We plan to raise additional funds from external sources and/or from Aspire Capital. As of 3 June 2020, $22.0 million was available for drawdown under the Company’s equity line with Aspire Capital. The availability of funds under the Aspire facility could extend the Company’s ability to fund operations into June 2022 without any subsequent adjustment to the preliminary forecast. Furthermore, the Company currently intends to pursue other external fundraising sources within the fiscal year 2021. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all.

Early stage development

The Group is an early stage development Group with limited history of trading on which future projections can be based. There is no guarantee that the Group will succeed in growing its current business or that the Group will be able to provide or maintain sufficient resources required for operations in the development and introduction of its products. A large majority of early stage development companies fail to achieve their business plans mainly due to lack of being able to estimate the speed of new market entrants and the costs associated with entering markets and obtaining market share.

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Drug development

The Group’s approach to drug development is complex and all of the product candidates are in an early stage of development with a high risk of failure. It is impossible to predict when or if any of the product candidates will prove effective or safe in humans or will receive regulatory approval.

Further common challenges for similar companies and the Group is to:

•	Find a stable active product or formulation without extensive clinical trials and substantial additional costs or create adequate assay for the products for formulation or clinical testing purposes;
•	Manufacture, and/or formulate sufficient amounts of its product candidates or upscale or optimise such synthesis so as to enable efficient production of scale;
•	Find safe and effective doses and dose ratios for its product candidates without extensive clinical trials and substantial additional costs;
•	Obtain sufficient supply or quality of product candidates supply or materials to produce product candidates or other materials necessary to conduct clinical trials; and
•	Establish manufacturing capabilities or enter into agreements with third parties to supply materials to make product candidates, or manufacture clinical trial drug supplies.

Departure of and search for executive officers

The Group’s success depends on its ability to hire and retain the services of its current executive officers, directors, principal consultants and others. In addition, the Group has established relationships with universities and research institutions which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. The loss of the services of any of these individuals or institutions has had and could have a material adverse effect on the Group’s business. Dov Elefant resigned as our Chief Financial Officer in September 2019. Torsten Hombeck was appointed to serve as the Company’s Chief Financial Officer June 2020. In May 2018, David Horn Solomon resigned as Chief Executive Officer and member of the Company’s board. Clive Richardson, who was then serving as the Company’s Chief Operating Officer, was appointed to serve as the Company’s Interim Chief Executive Officer and became the Chief Executive Officer in July 2019.

Retention of key management staff is an underlying risk of the business.

Market acceptance

The Group is not guaranteed that any of its product candidates will gain market acceptance amongst physicians, patients, healthcare providers, pharmaceutical companies or other customers.

The Group’s clinical trials in humans may show that the doses or dose ratios selected based on screening, animal testing or early clinical trials do not achieve the desired therapeutic result in humans, or achieve these results only in a small part of the population. The U.S. Food and Drug Administration (“FDA”) or other regulatory agencies in the United States and foreign jurisdictions may determine that these clinical trials do not support the Group’s conclusion. The Group may be required to conduct additional long-term clinical studies and provide more evidence substantiating the safety and effectiveness of the doses or dose ratios selected in a significant patient population.

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Intense competition from powerful competitors

Many companies, universities and research organisations developing product candidates have greater resources and significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution and technical regulatory matters than the Group has. These competitors could commence and complete clinical testing of their products, obtain regulatory approval, and begin commercial-scale manufacturing of their products faster than the Group is able to, thus resulting in a situation whereby the Group may not be able to commercialise its product candidates or achieve a competitive position in the market.

Product liability exposure

The Group faces exposure to product liability and other claims if its product candidates, products or processes are alleged to have caused harm. These risks are inherent in testing, manufacturing, and marketing human therapeutic products. If the Group is sued for any injury caused by its products, product candidates or processes, the Group’s liability could exceed its product liability insurance coverage and its total assets. Claims against the Group, regardless of their merit or potential outcome, may also generate negative publicity or damage the Group’s ability to obtain physician endorsement of its products or expand its business.

Intellectual Property

The Group may be unable to protect the intellectual property relating to its product candidates, or if it infringes the rights of others, its ability to successfully commercialise its product candidates may be harmed. The Group owns or hold licenses to a number of issued patents (foreign and foreign counterparts) and pending patent applications. The Group’s success depends in part on its ability to obtain patent protection both in the United States and in other countries for its product candidates, as well as the methods for treating patients in the product indications using these product candidates. The Group’s ability to protect its product candidates from unauthorised or infringing use by third parties depends in substantial part on its ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, the Group’s ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Even if the Group’s product candidates, as well as methods for treating patients for prescribed indications using these product candidates are covered by valid and enforceable patents and have claims with sufficient scope, disclosure and support in the specification, the patents will provide protection only for a limited amount of time. Accordingly, rights under any issued patents may not provide the Group with sufficient protection for a commercial advantage against competitive products or processes

Impact of Coronavirus Outbreak

In late 2019, a novel strain of coronavirus, known as COVID-19, was reported in Wuhan, China. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of the COVID-19, there is a general unease of conducting unnecessary activities in medical centers. For example, the Phase I/II clinical trial in patients with AKC study has been halted and the opening of sites for the Phase III clinical trial in pediatric patients with HSCT-TMA was delayed until the end of 2020. It is too early to assess the full impact of the COVID-19 outbreak on trials for nomacopan, but it has affected and is likely to continue to affect our ability to complete recruitment in our original timeframe. The extent to which the COVID-19s impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the COVID-19 or treat its impact. In particular, the continued spread of the COVID-19 globally could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

FINANCIAL INSTRUMENTS

The Group finances its operations using cash generated by the sale of equity instruments in the Group. The cash flow of the Group is monitored on a regular basis to ensure the Group has sufficient funding to meet its capital and operational requirements.

RESEARCH AND DEVELOPMENT

The Group is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system or leukotriene system and the bioamine system for the treatment of rare and orphan diseases.

KEY PERFORMANCE INDICATORS

The directors consider the key performance indicators to be the research and development spend. This allows the Directors to manage the on-going activities and strategies for further development of the Group.

The key performance indicators are measured and reviewed on a regular basis at Board meetings and enable the Directors to communicate the performance of the Group against predetermined targets.

Key financial performance indicators:

Research and Development spend – 2020: $12,192,000 (2019: $16,646,000)

Cash and cash equivalents position – 2020: $14,056,000 (2019: $5,732,000)

SECTION 172 STATEMENT

When making decisions, the Directors of Akari Therapeutics Plc (“Akari” or the “Company”) act in the way they consider is most likely to promote the success of the Company, for the benefit of its members as a whole, while also considering the broad range of stakeholders who interact with the business.

Our strategy is to clinically develop new drugs for orphan inflammatory diseases.

In striving to achieve our goal to develop new therapeutic medicines, our business touches the lives of many people. We exist in a complex and evolving regulatory and scientific environment and as a result we have a number of key stakeholder groups. Considering the interests of our stakeholders is fundamental to the way in which the Company operates. Our Values and Code of Ethics empower employees to make the best decisions in the interest of the Company and our stakeholders, and help to ensure that these considerations are made not only at Board level, but throughout our organization.

Post the reporting period end, the directors of the Company (“Directors”) have continued to take into account the Company’s stakeholders, including the potential impact of its future activities on the community, the environment and the Company’s reputation when making decisions. The Directors also continue to take all necessary measures to ensure the Company is acting in good faith and fairly between members and is promoting the success of the Company for its members in the long term.

The table below serves as our Section 172 statement by setting out the key stakeholder groups, their interests and how the Company engages with them. Akari’s key stakeholders include its investors, employees, regulatory bodies and suppliers.

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

Stakeholder	Why we engage	How we engage
Our Investors	The Board and management maintain a regular and constructive dialogue with existing and potential investors to communicate the Company’s strategy and performance to promote investor confidence and ensure continued access to capital.

•   Annual General Meetings

•   Quarterly financial results

•   One-to-one meetings by Directors and Management with analysts and institutional investors

•   Investor outreach programs including attending virtual and in-person conferences and events and roadshows

•   Press releases, webcasts

•   Company website

Our Employees	Akari staff are key to the Company’s success. Fully engaged staff lead to a more productive, innovative and happier workplace benefiting the performance of Akari as a whole. Our engagement seeks to address any employee concerns regarding working conditions, health & safety, training and development. Engagement with our employees is led by the CEO and the Chairman.

•   Competitive compensation and reward packages

•   Staff are encouraged to attend relevant conferences and training courses for personal & company development

•   Direct communications structure between the Board and the staff

Regulatory bodies	Akari is subject to a wide range of laws, regulations, and listing requirements including the regulatory framework from FDA, EMA and other regulatory agencies, the SEC, data protection, employment, tax, environmental and health and safety legislation.	• Company website • EDGAR announcements • Annual Report • Direct contact and communications with regulators • Compliance updates at Board Meetings • Consistent risk review

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

Stakeholder	Why we engage	How we engage
Our Suppliers	We have several key suppliers with whom we have built strong relationships. We establish rigorous tight communication channels to ensure our working relationship remains collaborative and forward – focused, and to create a successful and fair collaboration.	• Building strong working relationships with suppliers through open two-way discussions and regular meetings.

This report was approved by the Board on 4 June 2021 and signed on its behalf.

Clive Richardson

Director

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT

FOR THE YEAR ENDED 31 DECEMBER 2020

PART I - ANNUAL REPORT ON REMUNERATION

Information provided in this section of the Directors’ Remuneration report is subject to audit.

Single Total Figure of Remuneration for Each Director (subject to audit)

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2020.

Name of Director	Salary and Fees ($)	Taxable Benefits ($)		Annual Bonus ($)(4)	Long-term Incentive ($)	Option Awards ($)(1)	Pension Benefits ($)		2020 Total	2020 Total Fixed	2020 Total variable
Executive Director
Ray Prudo	412,000	-		206,000	-	-	-		618,000	412,000	206,000
Clive Richardson	503,941	11,648	(3)	214,960	-	-	50,394	(2)	780,942	565,983	214,960
Non-Employee Director
James Hill, M.D.	62,752	-		-	-	19,611	-		82,363	82,363	-
Stuart Ungar, M.D.	49,947	-		-	-	19,611	-		69,558	69,558	-
David Byrne	52,143	-		-	-	19,611	-		71,754	71,754	-
Donald Williams	56,838	-		-	-	19,611	-		76,499	76,449	-
Peter Feldchreiber	49,947	-		-	-	19,611	-		69,558	69,558	-
Michael Grissinger	39,338	-		-	-	19,611	-		58,949	58,944	-

(1) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2020 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in note 16 to our Financial Statements.

(2) Consists of company contributions to pension scheme.

(3) Consists of company contributions to health benefits of $7,288 and life insurance premiums of $4,360.

(4)  Bonuses are awarded on the basis of an assessment of the overall performance of the director concerned, rather than specific measures or targets. In respect of 2020, the annual bonus payments for the Executive Directors reflect their strong personal performance at a critical time for the business. Ray Prudo and Clive Richardson both received annual bonus payments of 100% of the maximum available respectively, of which 100% was paid in the first quarter of 2021. None of the awards is attributable to share price appreciation and no discretion was exercised as a result of share price appreciation or depreciation.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2019.

Name of Director	Salary and Fees ($)	Taxable Benefits ($)		Annual Bonus ($)(4)	Long-term Incentive ($)	Option Awards ($)(1)	Pension Benefits ($)		2019 Total	2019 Total Fixed	2019 Total variable
Executive Director
Ray Prudo	400,000	-		200,000	-	-	-		600,000	400,000	200,000
Clive Richardson	432,408	9,798	(3)	177,208	-	-	43,241	(2)	662,475	485,447	177,028
Non-Employee Director
James Hill, M.D.	62,752	-		-	-	17,259	-		80,011	80,011	-
Stuart Ungar, M.D.	49,947	-		-	-	17,259	-		67,206	67,206	-
David Byrne	52,143	-		-	-	17,259	-		69,402	69,402	-
Donald Williams	56,838	-		-	-	17,259	-		74,097	74,097	-
Peter Feldchreiber	49,947	-		-	-	17,259	-		67,206	67,206	-
Michael Grissinger	39,338	-		-	-	17,259	-		56,597	56,597	-

(1) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2019 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in note 16 of our Financial Statements.

(2) Consists of company contributions to pension scheme.

(3) Consists of company contributions to health benefits of $7,401 and life insurance premiums of $2,397.

(4)  Bonuses are awarded on the basis of an assessment of the overall performance of the director concerned, rather than specific measures or targets. In respect of 2020, the annual bonus payments for the Executive Directors reflect their strong personal performance at a critical time for the business. Ray Prudo and Clive Richardson both received annual bonus payments of 100% of the maximum available respectively, of which 100% was deferred in cash until the completion of certain operational activities planned for fiscal year 2020. None of the awards is attributable to share price appreciation and no discretion was exercised as a result of share price appreciation or depreciation.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Incentive Plan Awards (subject to audit)

Akari operates an equity incentive plan (the 2014 Equity Incentive Plan, or 2014 Plan) under which directors receive options to acquire ordinary shares in Akari. Options awards granted during the fiscal year ended 31 December 2020 are as follows:

Name of Director	Option Awards (1)	Grant Date	Exercise Price	Face Value ($) (2)	Option Vesting Date	Option Expiry Date
James Hill	1,300,000	30/06/2020	$0.0218	19,611	30/06/2021	30/06/2030
Stuart Ungar	1,300,000	30/06/2020	$0.0218	19,611	30/06/2021	30/06/2030
David Byrne	1,300,000	30/06/2020	$0.0218	19,611	30/06/2021	30/06/2030
Donald Williams	1,300,000	30/06/2020	$0.0218	19,611	30/06/2021	30/06/2030
Michael Grissinger	1,300,000	30/06/2020	$0.0218	19,611	30/06/2021	30/06/2030
Peter Feldschreiber	1,300,000	30/06/2020	$0.0218	19,611	30/06/2021	30/06/2030

(1) Option awards are subject to time-based vesting without performance measures or targets other than continued service until the date of vesting.

(2) These amounts represent the face value for option awards, calculated as the number of shares awarded (assuming full vesting) multiplied by the price per share implied by the market price per ADS, which is equal to the stated exercise price.

Director’s shareholdings (subject to audit)

The table below shows, for each director, the total number of ordinary shares owned (by the director and connected persons), the total number of those share options that were held and the number of share options vested as at 31 December 2020. All share options are subject to time-based vesting without performance measures or targets other than continued service until the date of vesting. No director exercised any share options during the year ended 31 December 2020.

Name of Director	Ordinary Shares Owned	Share Options	Vest Share Options (1)
Executive Director
Ray Prudo (2)	832,477,100	-	-
Clive Richardson	10	40,771,850	29,646,850
Non-Employee Director
James Hill	-	7,800,000	6,500,000
Stuart Ungar	20	7,800,000	6,500,000
David Byrne	-	7,800,000	6,500,000
Donald Williams	-	8,550,000	7,250,000
Michael Grissinger	-	5,200,000	3,250,000
Peter Feldschreiber	-	5,200,000	3,250,000

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

(1) All share options that were outstanding as at 31 December 2020 use time-based vesting and are not subject to performance targets other than continued service until the date of vesting. None of the options have been exercised.

(2) Represents the entire holdings of RPC Pharma Limited and Dr. Ray Prudo and includes warrants to purchase 9,210,500 ordinary shares (equivalent to 92,105 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 7,500,000 ordinary shares (equivalent to 75,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 67.8% of RPC’s outstanding shares (including option grants), including 10.6% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares

The remainder of this Directors’ Remuneration Report is not subject to audit.

Illustration of Total Shareholder Return

The following graph compares the cumulative total shareholder return on Akari’s ADSs, each representing 100 ordinary shares, with that of the Nasdaq Biotech Index from the period that Akari’s ADSs were publicly traded on The Nasdaq Capital Market through 31 December 2020. Akari selected the Nasdaq Biotech Index because Akari’s ADSs trade on The NASDAQ Capital Market and Akari believes this indicates its relative performance against a group consisting of more similarly situated companies.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Chief Executive Total Remuneration History

The table below sets out total remuneration details for the Chief Executive Officer.

Period	Single total figure of remuneration $	Annual Bonus		Short-term incentive payout against maximum (10)		Option Award ($)	Option Awards against maximum (4)
2020 Clive Richardson	503,941	214,960		-		-	-
2019 Clive Richardson (9)	432,408	177,028		-		-	-
2018 (Davids Solomon) (1)	173,611	-		-		-	-
2017 (Gur Roshwalb and David Solomon) (1)	1,338,253	119,041	(5)	100%	(6)	-	-
2016 (Gur Roshwalb)	581,250	187,500		125%	(7)	-	-
2015 (Gur Roshwalb)	7,306,951	86,625		100%	(8)	6,863,034	-
2014 (Gur Roshwalb)	410,564	-		-		60,564	-
2013 (Gur Roshwalb) (2)	576,389	-		-		173,396	-
2012 (3)	-	-		-		-	-

(1)	Dr. Roshwalb resigned as Akari’s Chief Executive Officer on 29 May 2017 and David Solomon was appointed as Akari’s Chief Executive Officer on 28 August 2017 and resigned 8 May 2018.

(2)	Dr. Roshwalb was appointed as Akari’s Chief Executive Officer on 4 March 2013.

(3)	Akari was not a quoted company in 2012.

(4)	All options were awarded on a discretionary basis on an annual basis.

(5)	Includes a $50,000 signing bonus.

(6)	Bonus was awarded in 2017 but calculated from Dr. Solomon’s appointment on 28 August 2017.

(7)	Bonus was awarded in 2016 but calculated for a 15-month period from the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.

(8)	Bonus was awarded in 2015 but calculated for a 9-month period until the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.

(9)	Clive Richardson was appointed Interim Chief Executive on 8 May 2018 and Chief Executive Officer on 18 July 2019.

(10)	All cash bonuses to Clive Richardson were awarded on a discretionary annual basis.

Directors’s Remuneration Compared to Other Employees

The table below shows the percentage change in remuneration of each director and the parent company’s non-director employees on a full-time equivalent basis between the year ended 31 December 2019 and the year ended 31 December 2020.

Change in Remuneration in year ended 31 December 2020 compared with remuneration in the year ended 31 December 2019
	Salary and Fees	Taxable Benefits	Annual Bonus
Executive Director
Ray Prudo	3%		3%
Clive Richardson	17%	19%	21%
Non-employee Director
James Hill, M.D.	-	-	-
Stuart Ungar, M.D.	-	-	-
David Byrne	-	-	-
Donald Williams	-	-	-
Peter Feldschreiber	-	-	-
Michael Grissinger	-	-	-
Other Employees	23%	(9%)	8%

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Relative Importance of Spend on Pay

The following table sets forth the total amounts spent by the Company on remuneration for the year ended 31 December 2020 and the year ended 31 December 2019. Given that Akari remains in the early phases of its business life cycle, the comparator chosen to reflect the relative importance of Akari’s spend on pay is Akari’s research and development costs as shown in its Annual Report on Form 20-F for the year ended 31 December 2020.

Period	Year Ended 31 December 2020 $	Year Ended 31 December 2019 $
Total spend on remuneration	3,505,737	3,094,347
Shareholder distributions	-	-
Research and development costs	12,241,000	16,646,000

Implementation of remuneration policy for year ending 31 December 2020

Our director compensation program is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director compensation and makes recommendations to the board with respect thereto.

The shareholders approved our Directors Remuneration Policy on June 30, 2020 to provide a framework for the Directors’ compensation packages. In addition, the Company has a non-employee director compensation policy, which was amended and restated on November 19, 2015 and was subsequently amended on June 29, 2016, January 26, 2017, January 23, 2018, January 8, 2019 and on January 9, 2020. The Company does not intend to make any significant changes in the way that the Directors Remuneration Policy will be implemented in 2021 compared to how it was implemented in 2021 and does not expect any deviations from the procedure for the implementation of the Directors Remuneration Policy set out in the policy. On December 7, 2020, our Compensation Committee resolved that the cash compensation and committee membership fees for the fiscal year 2021 would remain the same as they were for 2020. As a result, our non-employee directors will be compensated for service on our board of directors as follows in 2021:

☐	an annual retainer for service on the board of directors of $39,338;

☐	an annual retainer for service as a member of the compensation committee and nominating and governance committee of $5,305;

☐	an annual retainer for service as a member of the audit committee of $7,500;

☐	for the chairman of the compensation committee, and nominating and governance committee, an annual retainer of $10,609;

☐	for the chairperson of the audit committee, an annual retainer of $17,500;

The following table presents the salary increases agreed for the upcoming fiscal year (with the agreed increases for the year ended 31 December 2020 presented as comparative information)

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Director	31 December 2019	31 December 2020	Increase %	31 December 2020	31 December 2021	Increase %
Executive Director
Ray Prudo (2)	$400,000	$412,000	3%	$412,000	$412,000	0%
Clive Richardson (3)	£337,428	£382,306	13%	£382,306	£382,306	0%
Non-Employee Director
James Hill, M.D.	$62,752	$62,752	0%	$62,752	$62,752	0%
Stuart Ungar, M.D.	$49,947	$49,947	0%	$49,947	$49,947	0%
David Byrne	$52,143	$52,143	0%	$52,143	$52,143	0%
Donald Williams	$56,838	$56,838	0%	$56,838	$56,838	0%
Peter Feldschreiber	$39,338	$39,338	0%	$39,338	$39,338	0%
Michael Grissinger	$49,947	$49,947	0%	$49,947	$49,947	0%

(1)	Additional discretionary bonuses may be awarded in accordance with contractual entitlement and the remuneration policy.

(2)	2019-2020 increase represents an increase in line with inflation.

(3)	2019-2020 increase represents an increase in line with Mr. Richardson’s increased duties as Chief Executive Officer.

Compensation Committee Approach to Remuneration Matters

The Compensation Committee is comprised of Dr. James Hill (Chairman), Dr. Stuart Ungar, and Mr. David Byrne. Dr. James Hill, as Chairman of our Compensation Committee, reports, in respect of 2020, that the annual bonus payments for the Executive Directors reflect their strong personal performance at a critical time for the business. Ray Prudo and Clive Richardson both received annual bonus payments of 100% of the maximum available respectively, of which 100% was paid in the first quarter 2021. For the year ending 31 December 2021, our Compensation Committee resolved that the cash compensation and committee membership fees of Non-Executive Directors would remain the same as they were for 2020 to reflect the developmental stage of the Company. All members have continued to serve until the date of this Directors’ Remuneration Report. The charter of the Committee is set forth on Akari’s website at http://www.akaritx.com. No person other than a member of the Compensation Committee provided to the Committee advice, or services, that materially assisted the Committee in their consideration of matters relating to the directors’ remuneration for 2020 or remuneration issues during the consideration of an individual’s nomination as a director.

Statement of Voting at AGM

Akari is committed to ongoing shareholder dialogue and the Compensation Committee takes an active interest in shareholder views and voting outcomes.

In respect of the last resolution to approve the Directors’ Remuneration Report at the 2020 AGM, of the 1,055,203,832 votes cast in respect of the above resolution 1,023,958,776 votes were in favour of this resolution, 12,885,200 votes were against and 18,359,856 votes abstained.

In respect of the last resolution to approve the Directors’ Remuneration Policy at the 2020 AGM, of the 1,055,203,832 votes cast in respect of the above resolution 955,625,587 votes were in favour of this resolution, 18,166,700 votes were against and 81,411,545 votes abstained.

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

PART II - DIRECTORS’ REMUNERATION POLICY

INFORMATION PROVIDED IN THIS SECTION OF THE DIRECTORS’ REMUNERATION REPORT IS NOT SUBJECT TO AUDIT.

This section sets out the Directors’ Remuneration Policy (“Policy”) of Akari Therapeutics, Plc (“Akari”), which was approved by shareholders at the 2020 Annual General Meeting of Shareholders (“AGM”). The Policy provides Akari’s compensation framework from the date of its approval at the AGM and for a period of three years thereafter, unless changes to the Policy are required earlier and a new Policy is put to shareholder vote.

For the avoidance of doubt, in approving the Directors’ remuneration policy, authority is given to Akari to honour any commitments entered into with current or former Directors (such as the payment of a pension, fees or the vesting/exercise of past share option awards) for the periods for which they apply.

Akari’s remuneration policy seeks to provide compensation packages which will attract, motivate, reward and retain an executive team with the right calibre of talent, experience, and skills to lead a successful future for Akari. Akari’s compensation framework is designed to provide a competitive package in comparison to companies of similar size, complexity, maturity profile and geographic presence. Elements of compensation packages which are subject to performance conditions as noted in the Group’s remuneration policy may include key performance indicators (KPIs), both financial and non-financial, which are an important component of the information needed to explain a company’s progress towards its stated goals. Other elements which are not subject to performance measures are considered an important component of attracting and retaining UK resident employees, including Executive Directors.

The table below sets out the main elements of Akari’s remuneration policy for its Executive Directors and seeks to explain how each element of the compensation package operates:

Policy table – Executive Directors

Element	Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics and recovery provisions
Base salary	Support the recruitment and retention of Executive officers

• Base salary levels are set taking into account the role, responsibilities and individuals experience in the position, performance of the individual and Akari.

• Base salaries are typically reviewed annually

• There is no prescribed maximum increase nor any requirement to increase salary at any time.

• By exception, higher increases may be made to reflect individual circumstances. These may include significant changes in the job size or complexity and/or promotion.

• None, although overall performance of the individual is considered when setting and reviewing salaries. • No provisions for recovery or withholding of sums as this is not performance-related.
Pension	Encourages and enables executives to build savings for their retirement	• Akari typically makes contributions to pension plans (or retirement savings plans) to match prevailing local market practices.	• Currently up to 10% of salary per annum.	• None. • No provisions for recovery or withholding of sums as this is not performance-related.

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Other Benefits	Provide market competitive benefits in a cost-effective way

• Provisions include medical insurance, life assurance, permanent health insurance, etc.

• In exceptional circumstances, such as the relocation of an executive or for a new hire, additional benefits may be provided in the form of relocation allowance and benefits.

• Other benefits may be offered if considered appropriate and reasonable by the Compensation Committee.

		• No prescribed maximum. The cost of benefits will vary from year to year in accordance with the cost of insuring such benefits.	• None. • No provisions for recovery or withholding of sums as this is not performance-related.
Bonus	To reward the delivery of annual targets as well as to recognise the individual contributions towards our key strategic achievements

• Any bonus is paid in cash typically within 60 days after the end of the financial year to which it relates.

• Performance objectives and targets are either fixed contractually or set annually and actual payout levels are determined after the year end, based on performance against targets subject to overriding discretion of the Compensation Committee.

The maximum annual bonus payable for any financial year is capped at 100% of salary, although the Compensation Committee reserves the right to vary this amount in exceptional circumstances.

• Where performance conditions are attached to a bonus payment, targets are either fixed contractually or selected by the Compensation Committee and set annually and can include key financial, operational and/or individual objectives. All assessments of performance against target is made by the Compensation Committee in its sole discretion.

• No provisions for recovery or withholding of sums as the performance measures are considered adequate.

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Equity incentive plan (2014 Equity Incentive Plan)	To motivate and reward long-term performance in alignment with the shareholder interests and value-creation

• Awards may be made periodically to Executive Officers in the form of options or in shares including stock appreciation rights, phantom stock awards or stock units.

• Awards typically vest over three or four years and may be subject to phased vesting.

• There is no specific maximum set for annual equity awards.

When making awards, the Compensation Committee will take into account internal grant guidelines, which have been set in reference to local market norms.

• Where performance conditions are attached to an award, these typically include key financial, operational and/or individual objectives subject to overall Compensation Committee discretion.

• No provisions for recovery or withholding of sums as the performance measures are considered adequate.

CSOP (UK resident employees and directors only)		• Executives are eligible to participate in the all-employee CSOP Plan under the same conditions as all other employees.	• Grant value of £30,000 or local market rules as amended from time to time.	• None. • No provisions for recovery or withholding of sums as this is not performance-related.

Policy table – Non-Executive Directors

Akari’s non-employee compensation policy is administered by its board of directors with the assistance of the Compensation Committee. The Compensation Committee periodically reviews non-employee director compensation policy and makes recommendations to the board.

Non-Executive Directors typically receive an annual retainer paid in cash for their service (depending on their additional membership and chairman responsibilities) and an annual grant of stock options but do not participate in the bonus plan to which Executive Officers are eligible, nor do they typically receive any other performance related payment. There are no elements of the non-employee director compensation policy which are subject to performance conditions given the necessity to maintain directors’ independence and board effectiveness in corporate governance, and accordingly there are no provisions for recovery or withholding of sums.

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

The table below sets out some of the features of Akari’s current non-employee director compensation policy:

Element	Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Annual Cash Retainer Fee	Support the recruitment and retention of Non-Executive Directors

• Each Non-Executive Director serving on the Board receives an annual cash retainer, with additional amounts payable for acting as a chairman or a member of various committees.

• In addition, the Chairman receive an additional cash retainer.

• Annual cash retainers are typically payable on a quarterly basis with the exception of the Executive Chairman who is paid monthly.

• A Non-Employee Director may elect to receive annual cash payments in the form of fully-vested ordinary shares.

			• There is no prescribed maximum increase nor any requirement to increase salary at any time.	• None.

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Share Options	Strengthens the alignment to shareholders’ interests through share ownership

• Directors typically receive an annual grant of options in the form of market value options under the 2014 Equity Incentive Plan.

• These awards typically vest in full on the date of the next AGM following the date of grant, subject to the Non-Executive Director’s continued service on the Board, have a term of 10 years from date of grant, and vesting accelerates in the case of a change of control.

		• Normal initial grant and annual grant of share options will be equal to 1,300,000 (or equivalent value of ADS) but the Committee reserves the discretion to review and amend this amount.	• None.

The foregoing is qualified in its entirety by Akari’s current non-employee director compensation policy, as may be amended from time to time.

Approach to recruitment compensation

Akari’s policy is to pay a fair remuneration package for the role being undertaken and the experience of the individual to be appointed.

Akari expects remuneration packages for Executive Directors to include base salary, targeted level of annual cash incentive, initial and ongoing equity-based awards, standard benefits and special provisions tailored to the recruiting situation, such as: sign-on bonus, reasonable relocation support and make-whole awards for remuneration forfeited from a prior employer (whether on account of cash bonuses, share awards, pension benefits or other forfeited items). The Compensation Committee retains the discretion to provide additional cash, share based payment, benefits and other remuneration where necessary or useful to recruit new Executive Directors or to secure the ongoing service of existing Executive Directors.

The remuneration package for any new Non-Executive Director will be set in accordance with the terms of Akari’s non-employee director compensation policy then in effect. Akari expects remuneration packages for on-Executive Directors to include an annual retainer paid in cash for their service (depending on their additional membership and chairman responsibilities) and an annual grant of stock options. Non-Executive Directors do not participate in the bonus plan to which Executive Officers are eligible, nor do they typically receive any other performance related payment.

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Director’s service contracts

Akari’s board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at Akari’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election).

It is the Company’s policy that Executive Directors should have contracts with an indefinite term. Directors’ notice periods are set by the compensation committee, having regard to the need to attract and retain talent, ensure an orderly succession and enable the Company to manage its personnel while avoiding excessive costs. Service contracts are available for inspection at Akari’s registered office or 75/76 Wimpole Street London W1G 9RT.

Policy on Payments for Loss of Office

Akari’s approach to payments to Executive Directors in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of any option award.

Generally, Akari employment arrangements for Executive Directors include a notice provision and continuing payment obligations as per the individual Executive Director service contracts following termination by Akari of an Executive Director without cause or termination by the Executive Director for good reason or change of control. Payment obligations, if any, include base salary, benefits, and all or some portion of target annual cash remuneration. Akari may offer payment in lieu of notice if it is considered to be in the best interests of Akari.

Treatment of unvested outstanding equity awards will be determined according to the specific nature of termination, individual contracts, and plan rules.

The Compensation Committee reserves the right to make payments it considers reasonable under a compromise or settlement agreement, including payment or reimbursement of reasonable legal and professional fees, and any payment or compensation (in whatever form) in respect of statutory rights under employment law in the US, UK or other jurisdictions. Payment or reimbursement (in whatever forms) of reasonable outplacement fees may also be provided.

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Other relevant information considered

As appropriate, the Compensation Committee considers the pay and conditions of the broader employee workforce, as well as the Consumer Price Index and Retail Price Index, when making compensation related decisions for the Directors. The Compensation Committee does not consult employees, other than Executive Directors, when drafting the Directors’ remuneration policy.

The Compensation Committee also considers shareholder feedback, so far as it relates to compensation, when reviewing of the appropriateness of its Policy. In addition, the Compensation Committee considers potential conflicts of interest and directors do not have sole discretion over their own remuneration.

This report was approved by the board on 4 June 2021 and signed on its behalf.

Clive Richardson

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

AKARI THERAPEUTICS PLC (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Opinion

We have audited the financial statements of Akari Therapeutics Plc (the ‘parent company’) and its subsidiaries (the ‘group’) for the year ended 31 December 2020 which comprise the consolidated statement of comprehensive loss, the consolidated statement of financial position, the parent company statement of financial position, the consolidated statement of changing in equity, the parent company statement of changes in equity, the consolidated statement of cash flows, the parent company statement of cash flows and notes to the financial statements, including a summary of significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

In our opinion, the financial statements:

• give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2020 and of the group’s loss for the year then ended;

• have been properly prepared in accordance with IFRSs as adopted by the European Union; and

• have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty in relation to going concern

We draw attention to note 1(c) in the financial statements, which outlines considerations relating to the group’s and parent company’s ability to continue as a going concern. The disclosure indicates that the group and parent company is reliant on additional funding to meet their liabilities as they fall due. These circumstances indicate the existence of a material uncertainty which may cast significant doubt on the group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the director's use of the going concern basis of accounting in the preparation of the financial statements is appropriate. They have concluded that there is a material uncertainty which could cast significant doubt over the going concern status of the Group due to the impact of the requirement for additional fundraising, and we agree that this is adequately disclosed in the Directors’ Report and the accounting policies.

The key risk identified was uncertainty around the ability of the Group and Parent Company to raise funds in order to continue operations. While the Group and Parent Company have a history of raising funds as required, past history is no guarantee that further fundraising will be successful. Future fundraising could be delayed and the amounts arising from future fundraises are uncertain. A significant delay in the ability to raise funds would negatively impact the group’s ability to generate cash to meet its liabilities as and when they fall due.

Our evaluation of the directors’ assessment of the entity’s ability to continue to adopt the going concern basis of accounting included an assessment of the inherent risks to the Group’s business model and how such risks may impact the ability to continue operations over the going concern assessment period. We also undertook the following procedures:

-	We reviewed trading and fundraising activities after the reporting date and considered management’s assessment of the Group’s and Parent Company’s prospects regarding further fundraising.
-	We reviewed cash flow forecasts prepared by management and assessed their adequacy, and also challenged the assumptions and judgements inherent within them.
-	We assessed the Group’s and Parent Company’s ability to scale back operations and reduce costs as a means of preserving cash in the twelve months from approval of the financial statements.
-	We have corroborated cash levels after the reporting date to consider whether they are in line with forecasts and investigated the reasons for any significant discrepancies.
-	We reviewed prior period budgets and forecasts against actual performance to consider management’s ability to accurately forecast and budget.

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

AKARI THERAPEUTICS PLC (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

An overview of the scope of our audit

Our audit scope included all components and was performed to component materiality. Our audit work therefore covered 100% of Group loss and total Group assets and liabilities. It was performed to the materiality levels set out below.

Key audit matters

Except for the matter described in the material uncertainty related to going concern section, we have determined that there are no other key audit matters to be communicated in our report.

Our application of materiality

We apply the concept of materiality both in planning and performing our audit, and in evaluating the effect of misstatements on our audit and on the financial statements. For the purposes of determining whether the financial statements are free from material misstatement we define materiality as the magnitude of misstatement that makes it probable that the economic decisions of a reasonably knowledgeable person, relying on the financial statements, would be changed or influenced. We determined overall materiality for the Group financial statements as a whole to be US$360,000 being 1.7% of expenditure for the year. We considered it appropriate to determine our materiality based on expenditure as we consider this to be the key metric in assessing the financial performance and position of the Group given its primary purpose is to undertake research and development activities. On the basis of our risk assessments, together with our assessment of the overall control environment, we apply a different level of materiality, performance materiality, to determine the extent of our testing and this was set at 75% of the overall audit financial statements’ materiality, being $270,000.

We agreed with management that we would report to the Audit Committee all audit differences in excess of US$18,000 as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

• the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

• the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report.

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

AKARI THERAPEUTICS PLC (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

We have nothing to report in respect of the following matters in relation to which the Companies Act

2006 requires us to report to you if, in our opinion:

• adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

• the parent company financial statements are not in agreement with the accounting records and returns; or

• certain disclosures of directors’ remuneration specified by law are not made; or

• we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement set out on page 4, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below:

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

The objectives of our audit, in respect to fraud are: to identify and assess the risks of material misstatement of the financial statements due to fraud; to obtain sufficient appropriate audit evidence regarding the assessed risks of material misstatement due to fraud, through designing and implementing appropriate responses; and to respond appropriately to fraud or suspected fraud identified during the audit. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the entity and management. Audit procedures performed by the engagement team included:

-	Inspecting correspondence with regulators, including receiving confirmation from legal service providers of no known instances of non-compliance;
-	Discussions with management including consideration of known or suspected instances of non-compliance with laws and regulation and fraud;
-	Evaluating management’s controls designed to prevent and detect irregularities;
-	Identifying and testing journals, in particular journal entries posted with significant or round sum values and those that significantly impact the reported loss;
-	Challenging assumptions and judgements made by management in their critical accounting estimates, and;
-	We assessed whether the Group’s control environment is adequate for the size and operating model of such a Group.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF

AKARI THERAPEUTICS PLC (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Christopher Cork (Senior Statutory Auditor)

For and on behalf of Haysmacintyre LLP, Statutory Auditors

04 June 2021

10 Queen Street Place

London

EC4R 1AG

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED 31 DECEMBER 2020

		2020	2019
	Notes	$000	$000
Research and development expenses		(12,192)	(16,646)
Administrative expenses		(7,910)	(8,291)

OPERATING LOSS	2	(20,102)	(24,937)

Fair value movement on liability related to options	15	557	199
Net finance cost	3	(909)	(15)

LOSS BEFORE INCOME TAX		(20,454)	(24,753)

Income Tax Credit	4	2,857	2,989

loss for the YEAR		(17,597)	(21,764)

Other Comprehensive (Loss)/Income:
Currency translation differences		(300)	4

COMPREHENSIVE LOSS FOR THE YEAR		(17,897)	(21,760)

Loss per share attributable to the ordinary equity holder of the parent:
Basic and diluted (cents)	5	(0.56)	(1.189)

All losses are derived from continuing activities for the current and previous financial year.

The Company has elected to take the exemption under section 408 of the Companies Act 2006 not to present the parent company income statement. Refer note 5 for the results of the parent company.

The notes on pages 38 to 56 form an integral part of the consolidated financial statements.

AKARI THERAPEUTICS PLC	COMPANY NUMBER: 05252842

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2020

		2020	2019 Restated*	1 January 2019 Restated*
	Notes	$000	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	8	-	5	20
Intangible Assets	7	27	30	33
		27	35	53

Current assets
Trade and Other receivables	10	3,512	4,218	9,846
Cash and cash equivalents		14,056	5,732	5,968
		17,568	9,950	15,814

TOTAL ASSETS		17,595	9,985	15,867

EQUITY
Capital and reserves attributable to the Company’s equity shareholders
Called up share capital	13	385	31,987	23,651
Share premium	14	111,978	109,337	106,239
Capital Redemption reserve	14	50,593	-	-
Other reserves	14	(687)	(387)	(391)
Redenomination reserve	14	1,601	-	-
Merger reserve	14	9,128	9,128	9,128
Share based payment reserve	14	16,987	13,462	12,413
Reverse Acquisition reserve	14	(20,983)	(20,983)	(20,983)
Retained earnings	14	(156,627)	(139,030)	(117,266)
TOTAL EQUITY		12,375	3,514	12,791

LIABILITIES
Non Current Liabilities
Other long term liabilities	12	-	1,015	-
Current liabilities
Trade and other payables	11	5,220	5,456	3,076
TOTAL LIABILITIES		5,220	6,471	3,076

TOTAL EQUITY AND LIABILITIES		17,595	9,985	15,867

(*Please refer note 18 for restatement)

The financial statements were approved and authorised for issue by the Board of Directors on 4 June 2021 and were signed below on its behalf by:

Clive Richardson

Director

The notes on pages 38 to 56 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC	COMPANY NUMBER: 05252842

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2020

		2020	2019 Restated*	1 January 2019 Restated*
	Notes	$ 000	$ 000	$ 000
ASSETS
Non-current assets
Property, plant and equipment	8	-	5	20
Investment in subsidiaries	9	20,339	20,339	20,339
		20,339	20,344	20,359

Current assets
Trade and Other receivables	10	7,401	8,152	13,867
Cash and cash equivalents		14,014	5,716	5,914
		21,415	13,868	19,781

TOTAL ASSETS		41,754	34,212	40,140

EQUITY
Capital and reserves attributable to the Company’s equity shareholders
Called up share capital	13	385	31,987	23,651
Share premium	14	111,978	109,337	106,239
Capital redemption reserve	14	50,593	-	-
Redenomination reserve	14	1,601	-	-
Merger reserve	14	9,128	9,128	9,128
Share based payment reserve	14	16,987	13,462	12,413
Retained earnings	14	(153,976)	(136,067)	(114,278)
TOTAL EQUITY		36,696	27,847	37,153

LIABILITIES
Non Current Liabilities
Other long term liabilities	12	-	1,015	-
Current liabilities
Trade and other payables	11	5,058	5,350	2,987
TOTAL LIABILITIES		5,058	6,365	2,987

TOTAL EQUITY AND LIABILITIES		41,754	34,212	40,140

(*Please refer note 18 for restatement)

As permitted by Section 408 of the Companies Act 2006, the income statement of the parent Company is not presented as part of these financial statements. The parent Company’s loss for the financial year was $17,909,000 (2019: loss of $21,789,000).

The financial statements were approved and authorised for issue by the Board of Directors on 4 June 2021 and were signed below on its behalf by:

Clive Richardson

Director

The notes on pages 38 to 56 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2020

	Share	Share	Other	Redenomination	Merger	Share Based Payment	Reverse Acquis-ition	Capital Redemption	Retained
	Capital	Premium	Reserves	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
At 1 January 2019	23,651	106,030	(391)	-	9,128	12,413	(20,983)	-	(116,472)	13,376
Correction of error*	-	209	-	-	-	-	-	-	(794)	(585)
Restated total equity at the beginning of the financial year	23,651	106,239	(391)	-	9,128	12,413	(20,983)	-	(117,266)	12,791

Comprehensive gain/ (loss) for the year	-	-	4	-	-	-	-	-	(21,764)	(21,760)
Share based payments	-	-	-	-	-	1,049	-	-	-	1,049
Shares Issued	8,336	2,835	-	-	-	-	-	-	-	11,171
At 31 December 2019	31,987	109,074	(387)	-	9,128	13,462	(20,983)	-	(139,030)	3,251

Correction of error*	-	263	-	-	-	-	-	-	-	263
Restated total equity at 31 December 2019	31,987	109,337	(387)	-	9,128	13,462	(20,983)	-	(139,030)	3,514

Comprehensive gain/ (loss) for the year	-	-	(300)		-	-	-	-	(17,597)	(17,897)
Share based payments	-	-	-	-	-	325	-	-	-	325
Shares Issued	20,576	2,629	-	-	-	-	-	-	-	23,205
Share Buyback	(50,593)	-	-	-	-	-	-	50,593	-	-
Effect of redenomination	(1,603)		-	1,601	-	-	-	-	-	-
Shares issued on exercise of warrants	16	12	-	-	-	-	-	-	-	28
Reclassification of warrants to shareholder equity (note 15)	-	-	-	-	-	3,200	-	-	-	3,200
At 31 December 2020	385	111,978	(687)	1,601	9,128	16,987	(20,983)	50,593	(156,627)	12,375

(*Please refer note 18 for restatement)

The notes on pages 38 to 56 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2020

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

					Share Based	Capital
	Share	Share	Redenomination	Merger	Payment	Redemption	Retained
	Capital	Premium	Reserve	Reserve	Reserve	Reserve	Earnings	Total
	$000	$000	$000	$000	$000	$000	$000	$000
At 1 January 2019	23,651	106,030	-	9,128	12,413	-	(113,484)	37,738
Correction of error*	-	209	-	-	-	-	(794)	(585)
Restated total equity at the beginning of the financial year	23,651	106,239	-	9,128	12,413	-	(114,278)	37,153

Total comprehensive loss for the year	-	-	-	-	-	-	(21,789)	(21,789)
Share based payments	-	-	-	-	1,049	-	-	1,049
Shares Issued	8,336	2,835	-	-	-	-	-	11,171

At 31 December 2019	31,987	109,074	-	9,128	13,462	-	(136,067)	27,584

Correction of error*	-	263	-	-	-	-	-	263
Restated total equity at 31 December 2019	31,987	109,337	-	9,128	13,462	-	(136,067)	27,847

Total comprehensive loss for the year	-	-	-	-	-	-	(17,909)	(17,909)
Share based payments	-	-	-	-	-	-	-	325
Shares Issued	20,576	2,629	-	-	-	-	-	23,205
Share buyback	(50,593)	-	-	-	-	50,593	-	-
Effect of redenomination	(1,601)	-	1,601	-	-	-	-	-
Shares issued on exercise of warrants	16	12	-	-	-	-	-	28
Reclassification of warrants to shareholder equity (note 15)	-	-	-	-	3,200	-	-	3,200
At 31 December 2020	385	111,978	1,601	9,128	16,987	50,593	(153,976)	36,696

(*Please refer note 18 for restatement)

The notes on pages 38 to 56 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2020

	2020	2019 Restated*
	$000	$000
Cash flows from operating activities
Loss before income tax	(20,454)	(24,753)
Adjustments for:
Changes in fair value of warrants	(557)	(199)
Finance costs (fees settled in shares)	900	-
Share-based payment	325	1,049
Foreign currency exchange gains	(491)	(30)
Depreciation and amortization	8	18
Increase in trade and other receivables	(2,665)	(2,796)
Decrease/(increase) in trade and other payables	(246)	2,382
Tax credit	2,857	2,988
Tax received	3,372	8,423
Net cash flows used in operating activities	(16,951)	(12,918)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	25,914	13,268
Issue costs	(868)	(620)
Proceeds from warrant exercise	28	-
Cash generated from financing activities	25,074	12,648

Exchange losses on cash and cash equivalents	201	34
Net increase / (decrease) in cash and cash equivalents	8,324	(236)

Cash and cash equivalents at beginning of period	5,732	5,968

Cash and cash equivalents at end of period	14,056	5,732

(*Please refer note 18 for restatement)

The notes on pages 38 to 56 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

PARENT COMPANY STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2020

	2020	2019 Restated*
	$000	$000
Cash flows from operating activities
Loss before income tax	(20,766)	(24,778)
Adjustments for:
Changes in fair value of warrants	(557)	(199)
Share based payments	325	1,049
Finance costs (fees settled in shares)	900	-
Depreciation	5	15
Increase in trade and other receivables	(2,621)	(2,707)
(Increase)/decrease in trade and other payables	(291)	2,363
Tax credit	2,857	2,990
Taxation received	3,372	8,423
Exchange rate differences	(175)	(30)

Net cash flows used in operating activities	(16,951)	(12,874)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	25,914	13,268
Issue costs	(868)	(620)
Proceeds from issue of shares on warrant exercise	28	-

Cash generated from financing activities	25,074	12,648

Exchange gains on cash and cash equivalents	175	28

Net decrease in cash and cash equivalents	8,298	(198)
Cash and cash equivalents at beginning of period	5,716	5,914

Cash and cash equivalents at end of period	14,014	5,716

(*Please refer note 18 for restatement)

The notes on pages 38 to 56 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2020

1.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These consolidated financial statements of Akari Therapeutics Plc have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements are prepared on a historical cost conversion modified for fair value measurement as required by IFRS 9. A summary of the significant accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 1(n).

(b)	Basis of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are fully consolidated from the date on which control is transferred to the Group and deconsolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same financial year as the parent company, applying consistent accounting policies throughout the Group. Inter-company balances and transactions, including unrealised profits are eliminated on consolidation.

The Group financial statements consolidate the Company’s financial statements of Akari Therapeutics Plc and its subsidiaries (the “Group”).

(c)	Going Concern

The Group meets its day-to-day working capital requirements through funding. In assessing the Company’s ability to continue as a going concern, Management has prepared financial forecasts covering at least the next twelve months from the date of approval of the financial statements.

The Group’s forecast and projections, show that at present, the Group has insufficient working capital to fulfil its current business plan without the Group raising additional capital.

We plan to raise additional funds from external sources and/or from Aspire Capital with which the Group has approximately $22,000,000 remaining of the total $30,000,000 commitment to drawdown in the form of equity funding as of 4 June, 2021. In our assessment, the remaining availability of funds under the Aspire facility, together with our expectation of the Group’s ability to raise capital from other fundraising sources and generate cash in the form of R&D tax cash credit could extend the Group’s ability to fund operations into June 2022 without any subsequent adjustment to the preliminary forecast. The Group currently intends to pursue other external fundraising sources within the fiscal year 2021, although securing such fundraising is subject to uncertainty.

Therefore, based on the availability of funds under the Aspire facility, and ability to reduce both R&D and other administrative expenditure costs significantly if so required, management believes the Group’s financial prospects are sufficient to fund future operations for at least the next twelve months.

Ultimately, the Group will require additional capital in order to develop and commercialise our current product candidates or any product candidates that we acquire, if any, particularly for the period beyond the next twelve months. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2020

(c)	Going Concern (continued)

These matters indicate the existence of conditions that give rise to a material uncertainty (specifically, the reliance on fundraising, which is not guaranteed, to facilitate the Group's operating activities) which may cast significant doubt on the Group's ability to continue as a going concern. Notwithstanding these uncertainties, the Directors have concluded that there is a reasonable expectation that the Group has the ability to continue to raise such funding and therefore consider it appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Group was unable to continue as a going concern.

(d)	Standards and interpretations adopted during the year

The Company has not early applied the following new and amendments to IFRS that have been issued but are not yet effective:

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37) (effective for periods commencing on or after 1 January 2022);

•	IFRS 17: Insurance Contracts (effective for periods commencing on or after 1 January 2023);

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) (effective for periods commencing on or after 1 January 2022);

•	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41) (effective for periods commencing on or after 1 January 2022); and

•	References to Conceptual Framework (Amendments to IFRS 3) (effective for periods commencing on or after 1 January 2022).

The directors of the Company (the “Directors”) anticipate that the application of all new and amendments to IFRS will have no material impact on the future results of the Company in the foreseeable future.

(e)	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Akari Therapeutics Plc is U.S. dollars. The Group and Parent Company financial statements are presented in U.S Dollars which is considered to the Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated as follows:

a)	assets and liabilities at the balance sheet date are translated at the closing rate as at that balance sheet date;

b)	income and expenses for each income statement are translated at average exchange rates; and

c)	all resulting exchange differences are recognised in other comprehensive income.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

1. ACCOUNTING POLICIES (continued)

(f)	Financial instruments

Cash and cash equivalents

Cash and cash equivalents include cash in hand and deposits held at call with banks.

Trade and other receivables

Trade and other receivables are recognised at fair value less a provision for impairment. Bad debts are written off through the income statement when identified. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other payables

Trade payables are obligations to pay for goods or services received that have been acquired in the ordinary course of the business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Executory contracts are recognised when both parties to the contract met their respective obligations. Trade and other payable are unsecured, non-interest bearing and are stated at cost.

Liabilities at fair value through the profit and loss

The Group's liability related to options and warrants related to equity financing and are recognised on the balance sheet at their fair value, with changes in the fair value accounted for in the statement of comprehensive loss and included in financing income or expenses. Further detail on the treatment of liability relating to options is explained in note 15.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(g)	Research and development expenditure

Research costs are expensed through the income statement as they are incurred. Research and development expenses include, among other costs, costs incurred by outside laboratories and other accredited facilities in connection with clinical trials and preclinical studies.

Under IAS 38, development costs are only capitalised after technical and commercial feasibility of the asset for sale or use have been established. The company must intend and be able to complete the asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefit. If the company cannot distinguish between the research and the development phase, then all costs are expensed as research costs.

(h)	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and excluding day-to-day servicing expenses. The assets residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

Computers, peripheral and scientific equipment	-33%

Office furniture and equipment	-33%

The Group reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognised is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

1. ACCOUNTING POLICIES (continued)

(i)	Intangible assets

Patent acquisition costs and related capitalised legal fees are recognised at historical cost. Patents have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line basis method and are amortised over the shorter of the legal or useful life. The estimated useful life for current patents is twenty two years.

The Group expenses costs associated with maintaining and defending patents subsequent to their issuance in the period the costs are incurred.

(j)	Investments

Investments in subsidiary undertakings are stated at cost less provisions for impairment.

(k)	Share-based payments and warrants

Where share options or warrants are awarded to directors and employees, the fair value of the options or warrants at the grant date is charged to the consolidated income statement over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options and warrants granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where the terms and conditions of options and warrants are modified before they vest, the increase in the fair value of the options and warrants, measured immediately before and after the modification, is also charged to the consolidated income statement over the remaining vesting period.

When the options and warrants are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options and warrants are exercised.

When share options and warrants lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

Where warrants and options issued with settlement criteria that outside fixed for fixed criteria as outlined by IAS 32 (i.e. fixed number of shares for fixed amount of cash) the resulting fair value of the instruments issued will be classified in financial liabilities.

(l)	Finance income and expenses

Interest income and expenses are recognised using the effective interest method. It mainly comprises of changes in the fair value of financial assets and liabilities that are measured at fair value through the income statement and exchange gains and losses which is reported on a net basis in the statement of comprehensive loss.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

1.    ACCOUNTING POLICIES (continued)

(m)      Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction does not affect either the accounting or taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

(n)    Critical accounting estimates and judgements:

The Group makes estimates and assumptions concerning the future. The preparation of financial statements requires management and the Board of Directors to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and various other assumptions that management and the Board believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, significantly impacting earnings and financial position.

Management believes that the following areas, all of which are discussed and separately marked in the respective sections of Note 1 “Accounting Policies,” comprise the most difficult, subjective or complex judgments it has to make in the preparation of the financial statements: Assessment of the capitalisation of research and development expenditure, calculation and classification of share based payments and the assessment of the carrying value of the subsidiary for impairment.

Research and Development: Under IAS 38: Intangible Assets, the Group must determine whether to recognise research costs incurred as an expense or asset. Depending on the development stage of a project determines whether an expense can be capitalised. Difficultly can arise at determining the stage of a project.

Share based payments: The Group issues share options and warrants to employees, service providers and investors. Where share options and warrants are issued in return for services, appropriate valuation methods are used to recognise an appropriate expense is recognised in the financial statements. These valuation methods are subject to significant estimation as outlined in note 16. Where warrants issued to investors are classified as free-standing liabilities, they are remeasured to fair value at each reporting date for which both judgement and estimation is required in relation based on unobservable valuation input assumptions, resulting in a higher degree of estimation uncertainty.

Investment in subsidiary: The Parent must continually assess the carrying value of investments in subsidiaries for indications of impairment. Indications of impairment are considered with reference to the Group’s market capitalisation, internal assessment of the ongoing contribution of intellectual property and any other indications of obsolescence and progress in line with the Group’s business plan.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

2.	EXPENSES BY NATURE	2020	2019
	The operating loss is stated after charging/(crediting):	$ 000	$ 000
	Employee benefit expense (see below)	3,884	3,469
	Depreciation	5	15
	Amortisation	3	4
	Commitment fees	900	-
	Exchange (loss)/ gain	351	(67)
	Auditors’ remuneration - fees for the audit of the Group and Parent Company financial statements	41	31

	2020	2019
	$ 000	$ 000
Employee benefit expense
Wages and salaries	3,506	3,094
Social security costs	378	375

	3,884	3,469
The average number of persons (including directors) employed by the group during the year was as follows: Office and administration	17	16

Key management remuneration
Wages and salaries	1,678	1,528

The key management is considered to be the directors and senior management team. Details of directors’ remuneration and share based compensation can be seen within the Directors’ Remuneration Report on pages 13 to 26.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

3.	NET FINANCE INCOME/(LOSS)	2020	2019
		$ 000	$ 000
	Commitment fees	(900)	-
	Interest Income	13	5
	Other	(22)	(20)
		(909)	(15)

4.	INCOME TAX CREDIT	2020	2019
		$ 000	$ 000
	Current tax:
	Current tax on losses for the year	(2,812)	(3,505)
	Adjustment in respect of prior years	(45)	516
		(2,857)	(2,989)
	The tax assessed in the year is different from the standard rate of corporation tax in the UK of 19% in 2020 (2019: 19%) The differences are explained below:

	Loss before tax	(20,454)	(24,753)

	Loss on ordinary activities before tax multiplied by the standard companies’ rate of tax in the UK	(3,886)	(4,703)

	Effects of:
	Deferred tax asset on losses not recognised	2,044	2,397
	Expenses not deductible for tax purposes	241	309
	Surrender of tax loses for R&D tax credit refund	1,601	1,997
	Additional deduction for R&D tax credit	(2,812)	(3,505)
	Adjustment in respect of prior years	(45)	516
	Tax credit	(2,857)	(2,989)

5.       LOSS ATTRIBUTABLE TO THE PARENT COMPANY

The parent Company has taken advantage of section 408 of the Companies Act 2006 and has not included its own profit and loss account in these financial statements. The parent Company had a loss for the year of $17,909,000 (2019: $21,789,000).

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

6.       BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the loss attributable to ordinary shareholders of $17,597,000 (2019: $21,764,000 ) and a weighted average number of Ordinary Shares outstanding during the year ended 31 December 2020 of 3,159,037,588 (2019: 1,830,998,609) calculated below. As a loss making group, outstanding share options are considered antidilutive and therefore basic and diluted loss per share are considered to be equal.

	2020	2019
	$ 000	$ 000

Loss attributable to ordinary shareholders	17,597	21,764

	2020	2019
	Number	Number
Weighted average number of ordinary shares
Number of shares in issue at the beginning of the year	2,245,865,913	1,580,693,413
Effect of shares issued during year	913,171,675	250,305,196
Weighted average number of ordinary shares in issue for the year	3,159,037,588	1,830,998,609

7.	INTANGIBLE ASSETS
	GROUP
		2020	2019
	Patent acquisition costs	$ 000	$ 000
	Cost
	At 1 January	95	95
	Additions	-	-
	At 31 December	95	95

	Amortisation
	At 1 January	(65)	(62)
	Charge for the year	(3)	(3)
	At 31 December	(68)	(65)

	Net Book Value
	At 31 December	27	30

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

8.	PROPERTY PLANT AND EQUIPMENT
	GROUP & COMPANY
		2020	2019
	Office furniture and equipment	$ 000	$ 000
	Cost
	At 1 January	172	172
	Additions	-	-
	At 31 December	172	172

	Depreciation
	At 1 January	(167)	(152)
	Charge for the year	(5)	(15)
	At 31 December	(172)	(167)

	Net Book Value
	At 31 December	-	5

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

9.	INVESTMENTS IN SUBSIDIARIES

Investments in Subsidiary Undertakings $000
Company

At 1 January 2019	20,339
Additions	-

At 31 December 2019	20,339

At 1 January 2020	20,339
Additions	-

At 31 December 2020	20,339

The Company directly owns 100% of the issued share capital of the following subsidiaries, which have been included in the consolidated financial statements:

	Principal activity	Country of incorporation	Holdings	%
Volution Immuno Pharmaceuticals SA	Development of pharmaceutical drugs	Switzerland	Ordinary	100
Celsus Therapeutics Inc.	Dormant	United States	Ordinary	100
Morria Biopharma Ltd.	Dormant	Israel	Ordinary	100
Akari Malta Limited	Regulatory compliance	Malta	Ordinary	100

Registered office addresses of subsidiaries:

Volution Immuno Pharmaceuticals SA : Place Des Eaux-Vives 6, 1207 Geneva, Switzerland

Celsus Therapeutics Inc: 1209 Orange Street, Wilmington, DE 19801

Morria Biopharma Ltd: 1209 Orange Street, Wilmington, DE 19801

Akari Malta Limited : Gasan Centre, Level 3, Mriehel By Pass, Mriehel, BKR 3000, Malta

10.	TRADE AND OTHER

	Group		Company
RECEIVABLES	2020 $000	2019 Restated* $000	2020 $000	2019 Restated* $000
Due from a related party	-	-	3,897	3,975
Prepayments and accrued income	521	713	513	672
Income tax receivable	2,991	3,505	2,991	3,505
	3,512	4,218	7,401	8,152

(*Please refer to note 18 for restatement)

11.	TRADE AND OTHER PAYABLES

	Group		Company
	2020 $000	2019 $000	2020 $000	2019 $000
Trade payables	3,380	1,228	3,232	1,130
Accrued expenses	1,840	4,228	1,826	4,220
	5,220	5,456	5,058	5,350

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

12.	NON-CURRENT LIABILITIES

	Group		Company
	2020 $000	2019 $000	2020 $000	2019 $000
Warrants (Note 15)	-	1,015	-	1,015
	-	1,015	-	1,015

13.	CALLED UP SHARE CAPITAL

	No of shares	Share Capital $
Issued and fully paid
Akari Therapeutics Plc
As at 1 January 2020	2,245,865,913	31,987,016

Issuance of ordinary shares	1,559,455,100	20,051,809
Issuance of share capital for entering into 2020 Purchase Agreement with Aspire Capital	40,760,900	523,778
Issue of deferred shares via subdivision	3,847,331,913	-
Cancellation of deferred shares	(3,847,331,913)	(52,193,811)
Issuance of share capital upon conversion of deferred shares	10	-
Exercise of warrants	1,250,000	15,941

As at 31 December 2020	3,847,331,923	384,733

Purchase of own shares

Pursuant to the resolution passed at the general meeting of the Company on 8 December 2020 for the purpose of changing the nominal value of the Company’s ordinary shares from £0.01 to $0.0001, the Company issued 3,847,331,913 deferred shares of $0.01315. The Deferred Shares were created for technical reasons of company law and did not increase the aggregate value of share capital. The Deferred Shares were purchased by the Company 8 December 2020 in accordance with their terms of issue for aggregate consideration of $0.01 and immediately cancelled. The aggregate nominal value at cancellation was $50,592,414.

In January 2020, the Company issued 65,000,000 ordinary shares of £0.01 in connection with an Aspire facility drawdown at $0.017 for gross proceeds of $1,108,350.

In February 2020, the Company issued 562,029,600 ordinary shares of £0.01 at $0.017 for gross proceeds of $9,500,000.

In May 2020, the Company issued 75,000,000 ordinary shares of £0.01 in connection with an Aspire facility drawdown at $0.017 for gross proceeds of $1,305,480.

In June 2020, the Company issued 396,666,700 ordinary shares of £0.01 in connection with an Aspire facility drawdown at $0.02 for gross proceeds of $7,946,424.

In October 2020, the Company issued 460,758,800 ordinary shares of £0.01 in connection with an Aspire facility drawdown at $0.013 for gross proceeds of $6,000,001.

The share capital of the Company was redenominated on 8 December 2020 from £0.01 shares to $0.01325 shares, the resulting foreign currency effect of $1.6m has been transferred to the redenomination reserve.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

14.	RESERVES

The following describes the nature and purpose of each reserve within equity:

Share premium - Accumulated amounts subscribed for share capital in excess of the nominal value of the share capital issued. Costs relating to the issue of shares are offset against share premium. Issue costs incurred in the year ended 31 December 2020 offset in share premium were $868,000 (31 December 2019: $620,000).

Retained earnings – Includes all current and prior period losses

Other reserves - Accounts for all other gains and losses reported by the group and not recognised elsewhere. Includes accumulated gains and losses arising from the retranslation of the net assets of overseas entities.

Share based payment reserve – This includes all movement for share options granted during the period.

Merger reserve – Merger reserve represents the premium on the shares issued to acquire Volution Immuno Pharmaceuticals SA in accordance with the provisions of S612 of the Companies Act 2006.

Reverse acquisition reserve – The reverse acquisition reserve relates to the reverse acquisition between Celsus Therapeutics PLC and Volution Immuno Pharmaceuticals SA on 18 September 2015.

Capital redemption reserve – Amounts transferred from share capital on redemption of issued shares.

Redenomination reserve – non-distributable reserve into which amounts may be transferred following a redenomination of share capital from one currency to another.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

15.	WARRANTS

The Group accounts for the liability warrants issued in accordance with IAS 39, “Financial Instruments: Recognition and Measurement” as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognised in the Group's consolidated statement of comprehensive loss as financing income or expense. The fair value of warrants granted was measured using the Binomial method of valuation.

Fair value of warrant liability $000
Issuance of 2019 Paulson warrants	1,214
Change in fair value of warrant liability	(199)
Balance at 31 December 2019	1,015

Issuance of 2020 Paulson warrants	2,750
Reclassification of warrant to equity on exercise	(8)
Change in fair value of warrant liability	(557)
Transfer to equity following redenomination of share capital	(3,200)
As at 31 December 2020	-

The share capital of the Company was redenominated on 8 December 2020 from £0.01 shares to $0.01325 shares. As a result of this redenomination, the inputs resulting in the recognition of the derivative liability associated with placing warrants now meet the fixed for fixed criteria to be recognised in equity. At this point the fair value of the liability of $3.2m was transferred to share based payments reserve from liabilities.

Warrants to service providers and investors

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in this registered direct offering, the Company issued to the investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement (“Investor Warrants”). The Investor Warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $4.50. The Company paid to the Placement Agent an aggregate of $337,496 in placement agent fees and expenses and issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADS (“Placement Agent Warrants”) on the same terms as the Investor Warrants, except that the Placement Agent Warrants are exercisable at $2.85 per ADS and expire on June 28, 2024. Both the Investor Warrants and the Placement Agent Warrants (together the “Paulson Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., £1) per warrant ADS actually to be issued pursuant to the cashless exercise. The total number of Paulson Warrants issued in connection with this registered direct offering amounted to 1,361,842, all of which were outstanding as of December 31, 2020 (31 December 2019: 1,361,842).

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

15.	WARRANTS (continued)

The fair value at the date of grant was $1,213,800. A fair value revaluation gain was recognised during the year of $132,632 (31 December 2019 :$199,000. The fair value of the warrants prior to be reclassified at the 8 December 2020 was $882,365 (31 December 2019: $1,015,000).

On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million (the “2020 Private Placements”). The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent for the Company in connection with this offering. In connection with the offering, on February 21, 2020 and March 3, 2020, the Company issued to the investors unregistered warrants to purchase a total of 2,810,136 ADSs at $2.20 per ADS (“2020 Investor Warrants”). On March 3, 2020, the Company also issued 449,623 ADSs to the Placement Agent at $2.55 per ADS (“2020 Placement Warrants”). The 2020 Investor warrants and the 2020 Placement Warrants (together the “2020 Warrants”) will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein. The Company paid to the Placement Agent an aggregate of $808,362 in placement agent fees and expenses. The 2020 Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of the 2020 Warrants issued in connection with the 2020 Private Placements amounted to 3,259,759. 3,247,259 of these warrants were outstanding as of December 31, 2020 (31 December 2019: nil).

The ratio to be used when converting ADS to ordinary shares in the Company is approximately ADS 1 to 100 ordinary shares.

The fair value at the date of grant was $2,749,369. The movements in the provision during the year ended 31 December 2020 included a fair value revaluation gain that was recognised of $424,178 (31 December 2019: nil) $7,875 (31 December 2019: nil) was transferred to equity on exercise of 12,500 warrants The fair value of the warrants prior to being reclassified at the 8 December 2020 was $2,317,316 (31 December 2019 $1,015,000).

During the twelve months ended 31 December 31, 2020 (31 December 2019: nil), 12,500 warrants to purchase Ordinary Shares were exercised and no warrants expired.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

16	SHARE OPTIONS

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 344,747,462 Ordinary Shares. (31 December 2019 183,083,207). At 31 December 2020, 232,098,427 Ordinary Shares are available for future issuance under the Plan. (31 December 2019 88,734,172). The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

	2020		2019
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
		$		$
Outstanding at the beginning of the year	94,349,035	0.10	94,096,998	0.12
Granted during the year	20,800,000	0.02	7,800,000	0.02
Forfeited/waived during the year	(2,500,000)	0.02	(7,547,963)	0.23
Exercised during the year	-	-	-	-
Total outstanding	112,649,035	0.09	94,349,035	0.10
Total exercisable (Vested)	77,667,785	0.12	58,992,785	0.15

The following is a summary of the Group's share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at 31 December 2020	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at December 31, 2020	Remaining contractual life for exercisable options (years)	Weighted average exercise price for exercisable options ($)
0.02-0.05	77,600,000	8.03	0.02	42,712,500	7.60	0.03
0.12-0.19	18,334,629	5.30	0.15	18,240,879	5.30	0.15
0.32	16,714,406	4.73	0.32	16,714,406	4.73	0.32
	112,649,035			77,667,785

Exercise price (range) ($)	Options outstanding at 31 December 2019	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at 31 December 2019	Remaining contractual life (years for exercisable options)	Weighted average exercise price ($)
0.0175-0.05	59,300,000	8.54	0.02	24,975,000	8.29	0.03
0.12-0.19	18,334,629	6.30	0.15	17,303,379	6.29	0.16
0.32	16,714,406	5.72	0.32	16,714,406	5.72	0.32
	94,349,035			58,992,785

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

16	SHARE OPTIONS (continued)

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its

Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company re-measures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. The Company has classified its share-based payments, which are settled in ordinary shares as equity-classified awards, and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to stock-based compensation expense.

Below are the assumptions used for the options granted in the year ended 31 December 2020:

2020
Expected dividend yield	0%
Expected volatility	83.88-86.85%
Risk-free interest	0.38%-0.49%
Expected life	5.5-6.25 years

Below are the assumptions used for the options granted in the year ended 31 December 2019:

2019
Expected dividend yield	0%
Expected volatility	75.40%
Risk-free interest	1.76%
Expected life	5.5 years

During the year the Group recognized $325,000 (2019: $1,049,000) in share-based compensation expenses for employees and directors. At 31 December 2020, there was approximately $394,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Group’s share option plans.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

17.	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities:

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IFRS 9 are:

	2020	2019
	$000	$000
Financial assets:
Other receivables	-	-

Financial liabilities:
Trade payables, other payables, warrants and other long-term liabilities	3,232	1,586

Financial risks factors:

The Group's activities are exposed to foreign exchange risk. The Group's comprehensive risk management plan focuses on activities and strategies that reduce adverse effects on the financial performance of the Group to a minimum.

1.	Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating activities when expenses are denominated in a different currency from the Group's functional currency. The Group believes that no reasonable change in foreign currency exchange rates would have a material impact on the income statement or statement of changes in equity. The Group manages its foreign currency risk by managing bank accounts that are denominated in a currency other than its respective functional currency, primarily the Great British Pound (GBP).

2.	Credit risk:

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or supplier contract, leading to a financial loss. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents and short-term deposits are deposited with major banks in Europe and the United States, and invested mostly in U.S. dollars and Great British Pounds. Such redeemed upon demand and therefore bear low risk.

3.	Market risk:

The Group's financial instruments comprise equity investments, cash and various items such as trade debtors and trade creditors that arise directly from its operations. The main risk arising from the Groups financial instruments is liquidity risk. The Group has previously entered into derivatives with respect of the warrant liability, this liability has been settled in the year.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

18.	RESTATEMENT

The Company accounted for the 2018 Purchase Agreement with Aspire Capital as a Put Option Equity Contract. As a result, the value of the 2018 Commitment Shares were classified as a (deferred) cost of raising equity and recorded as deferred financing costs and included in current assets. The Company had previously amortised the deferred financing costs proportionally as it has sold shares to Aspire and recognised the prorated costs in Share premium.

Subsequently, it was determined that, because the ultimate floor price, which is effectively the nominal value of the ADS which is denominated in GBP, the number of shares issuable under the contract is impacted by foreign currency and that due to this variation the instrument failed to satisfy the fixed for fixed criteria under IAS 32 that enabled this to be accounted for a cost to share premium. The result is that commitment shares are considered a transaction cost under IAS 32 and as such should be reclassified to the profit and loss as an expense in line with the treatment of the put option equity contract as a liability.

In connection with the reclassification, legal fees of $209,000 associated with the agreement were initially included as a cost against share premium, when the transaction was recorded in equity have also been reclassified to the profit and loss.

The effect of these restatements an increase to the loss incurred for the year ended 31 December 2018, presented as an increase of retained losses of $794,000 at 1 January 2019, and a decrease to other receivables of $585,000 and an increase to share premium of $209,000.

The originally presented financial statement for the year ended 31 December 2019 included $263,000 as a debit against share premium and a decrease of the deferred financing assets. As this asset has been reversed as part the $585,000 of our initial prior period adjustment, we are required to increase assets by $263,000 and increase share premium to offset this movement.

The errors have been corrected by restating each of the affected financial statement line items for the prior periods as follows (in thousands of $):

Statement of Financial Position (Extract)	1 Jan 19	Increase/ (Decrease)	1 Jan 19 (Restated)	31-Dec-19	Increase/ (Decrease)	31 Dec 19 (Restated)
Share premium account	106,030	209	106,239	108,865	472	109,337
Retained Loss	(116,472)	(794)	(114,278)	(138,236)	(794)	(139,030)
Other receivables	10,431	(585)	9,846	4,540	(322)	4,218

There is no impact to the statements of comprehensive income presented.

19.	RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

Office Lease - The Company leases its offices in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $133,000 plus VAT during the year ended December 31, 2020 (2019: $134,000). David Byrne, a non-employee director of the Company, is also the Chief Executive Officer of TDL and Dr. Ray Prudo, the Company’s Executive Chairman, is also Non-Executive Chairman of the Board of Directors of TDL.

Laboratory Testing Services - The Company has received laboratory testing services for its clinical trials provided by TDL and has incurred expenses of approximately $234,000plus VAT during the year ended December 31, 2020 (2019: $186,000). The Company recorded payable balances to TDL of approximately $100,000plus VAT as of December 31, 2020 (2019: $119,000), .

Consulting - A non-employee director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $100,000 during the year ended December 31, 2020 (2019: $100,000), relating to these consulting services.

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

20.	POST BALANCE SHEET EVENTS

In May 2021, the Company sold to Aspire Capital LLC a total of 1,176,471 ordinary shares of the Company for total gross proceeds of $2,000,001 under the Purchase Agreement.

21.	ULTIMATE CONTROLLING PARTY

The ultimate controlling party of the Group is RPC Pharma Ltd who holds a 21% stake in the Group.